SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ______________________ SCHEDULE 13G Under the Securities Exchange Act of 1934
eLoyalty Corporation
(Name of Issuer)
Common Stock (Par Value $.01 Per Share)
(Title of Class of Securities)
290151 307
(CUSIP Number)
December 13, 2000
December 31, 2001
December 31, 2002
December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 pages)

CUSIP No. 290151 307	13G	Page 2 of 9

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Tokarz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 246,230 as of December 13, 2000 251,580 as of December 31, 2001 456,711 as of December 31, 2002(A) 513,170 as of December 31, 2006 (A)
	(6)	SHARED VOTING POWER 3,450 as of December 13, 2000 3,450 as of December 31, 2001 3,450 as of December 31, 2002 3,450 as of December 31, 2006
	(7)	SOLE DISPOSITIVE POWER 246,230 as of December 13, 2000 251,580 as of December 31, 2001 456,711 as of December 31, 2002(A) 513,170 as of December 31, 2006 (A)
	(8)	SHARED DISPOSITIVE POWER 3,450 as of December 13, 2000 3,450 as of December 31, 2001 3,450 as of December 31, 2002 3,450 as of December 31, 2006

CUSIP No. 290151 307	13G	Page 3 of 9

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,680 as of December 13, 2000 255,030 as of December 31, 2001 460,161 as of December 31, 2002(A) 516,620 as of December 31, 2006 (A)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% as of December 13, 2000 4.9% as of December 31, 2001 7.1% as of December 31, 2002 5.6% as of December 31, 2006
(12)	TYPE OF REPORTING PERSON (See Instructions) IN
(A) This includes shares of Series B Preferred Stock immediately convertible into 195,131 shares of common stock.

CUSIP No. 290151 307	13G	Page 4 of 9

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Tokarz Foundation, Inc. FEIN 13-3797212
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 3,450 as of December 13, 2000 3,450 as of December 31, 2001 3,450 as of December 31, 2002 3,450 as of December 31, 2006
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 3,450 as of December 13, 2000 3,450 as of December 31, 2001 3,450 as of December 31, 2002 3,450 as of December 31, 2006
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450 as of December 13, 2000 3,450 as of December 31, 2001 3,450 as of December 31, 2002 3,450 as of December 31, 2006
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

CUSIP No. 290151 307	13G	Page 5 of 9

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% as of December 13, 2000 0.1% as of December 31, 2001 0.1% as of December 31, 2002 0.1% as of December 31, 2006
(12)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 290151 307	13G	Page 6 of 9

Item 1.
	(a)	Name of Issuer eLoyalty Corporation
	(b)	Address of Issuer's Principal Executive Offices 150 Field Drive Suite 250 Lake Forest, Illinois 60045

Item 2.
	(a)	Name of Person Filing Michael T. Tokarz The Tokarz Foundation, Inc.
	(b)	Address of Principal Business Office or, if none, Residence Michael T. Tokarz 287 Bowman Ave. Purchase, New York 10577 The Tokarz Foundation, Inc. 287 Bowman Ave. Purchase, New York 10577
	(c)	Citizenship Michael T. Tokarz - United States The Tokarz Foundation, Inc. - Delaware
	(d)	Title of Class of Securities Common Stock (Par Value $.01 Per Share)
	(e)	CUSIP Number 290151 307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 290151 307	13G	Page 7 of 9

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See Item 9 of Cover Pages
	(b)	Percent of class: See Item 11 of Cover Pages
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of Cover Pages
		(ii)	Shared power to vote or to direct the vote See Item 6 of Cover Pages
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of Cover Pages
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of Cover Pages

CUSIP No. 290151 307	13G	Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 290151 307	13G	Page 9 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date
/s/ Michael T. Tokarz
Michael T. Tokarz

THE TOKARZ FOUNDATION, INC. /s/ Michael T. Tokarz
Michael T. Tokarz, President